August 6, 2024

Roger James Hamilton
Chief Executive Officer
Genius Group Limited
8 Amoy Street, #01-01
Singapore 049950

       Re: Genius Group Limited
           Amendment No. 4 to Registration Statement on Form F-1
           Filed July 24, 2024
           File No. 333-279795
Dear Roger James Hamilton:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1
Summary Combined Unaudited Pro Forma Financial Data and Audited Consolidated Financial
Data, page S-11

1. We note from your revised disclosures on page S-11 to your July 10, 2024 Form F-1/A, as part of the FatBrain acquisition, you assumed approximately $15.0 million in additional liabilities. Please revise pro forma adjustment 4b to disclose the terms of the loan payable.
       Also, revise to include an adjustment to your pro forma profit and loss statements to reflect the additional interest expense related to such loan.
FatBrain AI Financials, page S-12

2. We note the revised disclosures provided in response to comment 2 of your July 10, 2024 letter. Please explain, in detail, LZG's role in the FatBrain acquisition. Provide the details of any transactions between and among, LZG, Genius Group and Prime Source Group,
 August 6, 2024
Page 2

       including the date of each transaction. In addition, according to
Exhibit 2.22, it appears
       that Genius Group acquired the assets of LZG and the exhibit refers to financial statements of both LZG and each of the five subsidiaries of Primesource. Please explain further how you determined the financial statements of LZG were not required as part of this transaction and the specific guidance your relied upon.
Exhibits

3.     Tell us why you have provided the financial statements included in
Exhibit 21.C. To the
       extent you believe these financial statements are required, revise to include a consent from
       Moore Kazakhstan as to the inclusion of their opinion related to such financial statements.
       Alternatively, revise to remove this exhibit.
       Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Jolie Kahn